

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

March 24, 2010

By facsimile to (330) 558-2666 and U.S. Mail

Mr. Theodore K. Zampetis
President and Chief Executive Officer
Shiloh Industries, Inc.
880 Steel Drive
Valley City, OH 44280

Re: Shiloh Industries, Inc.
        Annual Report on Form 10-K for the fiscal year ended October 31, 2009
        File No. 0-21964

Dear Mr. Zampetis:

        We have completed our review of your Form 10-K and related filings and have no
further comments at this time.

        If you have questions about our review of these filings, you may direct them to
Edward M. Kelly, Senior Counsel, at (202) 551-3728 or me at (202) 551-3397.

                        Very truly yours,

                        Jay E. Ingram
                        Legal Branch Chief